

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 3, 2009

Mr. Mark A. Maki
Vice President – Finance
Enbridge Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

> **Re: Enbridge Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **Response Letter dated October 16, 2009**
> **File No. 1-10934**

Dear Mr. Maki:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Draft Compensation Discussion and Analysis

1.   We note your response to prior comment 1 and reissue the comment in relevant part. With respect to the STI Plan, we note that you have provided disclosure of the corporate return on equity performance measure. However, with respect to the business unit and individual performance goals, you have only identified the relevant performance goals by category (e.g. financial, safety, system integrity, employee engagement) and have not disclosed the actual targets.

In addition, we note the draft disclosure provided in your prior response letter dated August 6, 2009, which states at page A-4 that a significant percentage of the value of awards granted under the PSU Plan and the PBSO Plan is conditioned on obtaining certain predetermined performance goals.

Please revise your draft disclosure to provide the relevant performance targets. To the extent you believe that disclosure of the targets would result in competitive harm, provide the analysis required by Instruction 4 to Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 118.04.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief